UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 8)*

Atwood Oceanics, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

850095108
(CUSIP Number)

Steven R. Mackey
Executive Vice President, Secretary, General Counsel
and Chief Administrative Officer
Helmerich & Payne, Inc.
1437 South Boulder Avenue, Suite 1400
Tulsa, Oklahoma 74119
(918) 742-5531

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 27, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 850095108
1.	Names of Reporting Persons		Helmerich & Payne, Inc.
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	4,000,000
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	4,000,000
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		6.08%*

14.	Type of Reporting Person (See Instructions)		CO

* Based upon information provided by the Issuer as of April 30, 2013, reflecting 65,807,178 shares of common stock outstanding.

CUSIP No. 850095108
1.	Names of Reporting Persons		Helmerich & Payne International Drilling Co.
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	4,000,000
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	4,000,000
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		6.08%*

14.	Type of Reporting Person (See Instructions)		CO

* Based upon information provided by the Issuer as of April 30, 2013, reflecting 65,807,178 shares of common stock outstanding.

This statement constitutes Amendment No. 8 (this “Amendment”) and amends Amendment No. 7, dated June 13, 2013, Amendment No. 6, dated May 28, 2013 and Amendment No. 5, dated October 19, 2004, which amended the Schedule 13D filed July 21, 2004, relating to the shares of Common Stock, par value $1.00 per share (the “Shares”), issued by Atwood Oceanics, Inc., a Delaware corporation (the “Issuer”), which amended and restated, in its entirety, the Schedule 13D dated July 7, 1977 (as later amended by amendments dated August 31, 1977, September 23, 1977 and March 13, 1980).  Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D filed on July 21, 2004 as amended by Amendment No. 5, Amendment No. 6 and Amendment No. 7 thereto (as so amended, the “Schedule 13D”). Capitalized terms not defined in this Amendment shall have the respective meanings ascribed thereto in the Schedule 13D.

Item 1.	Security and Issuer

No change.

Item 2.	Identity and Background

No change.

Item 3.	Source and Amount of Funds or Other Consideration

After giving effect to the transaction described below, Helmerich & Payne International Drilling Co.’s (“H&P Drilling”), a wholly owned subsidiary of Helmerich & Payne, Inc. (“H&P”), current ownership of Shares is as set forth in rows 7-11 and 13 of the cover page hereto.

Item 4.	Purpose of Transaction

No change except that on June 27, 2013, the transaction contemplated by the Stock Purchase Agreement, dated as of May 23, 2013, between H&P Drilling and the Issuer, as amended as of June 13, 2013, closed, pursuant to which, among other things, the Issuer purchased 2,000,000 Shares from H&P Drilling at a price of $53.53 per Share plus an additional $200,000, for aggregate proceeds to H&P Drilling of $107,260,000.

Item 5.	Interest in Securities of the Issuer

(a) and (b).  No change except as follows: After giving effect to the transaction described in Item 4 above, the Reporting Persons have beneficial ownership of 4,000,000 Shares. This amount constitutes approximately 6.08% of the outstanding Shares, based upon a total of 65,807,178 Shares currently outstanding.  The number of Shares outstanding is based on the number of Shares outstanding as of April 30, 2013, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 3, 2013.  Each of the Reporting Persons has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Shares beneficially owned by the Reporting Persons.

(c).  Other than the disposition of Shares described above in Item 4 and the block sale with Goldman, Sachs & Co. for the sale of 2,000,000 Shares at a per Share price of $53.43 as described in Amendment No. 6, to the knowledge of the Reporting Persons, no transactions in the Shares have been effected during the past 60 days by any person named in Item 5(a).

(d).  To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e).  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

No change.

Item 7.	Material to be Filed as Exhibits

No change.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2013

Helmerich & Payne, Inc.
By:	/s/ Steven R. Mackey
	Name:	Steven R. Mackey
	Title:	Executive Vice President, Secretary, General Counsel, and Chief Administrative Officer

Helmerich & Payne International Drilling Co.
By:	/s/ Steven R. Mackey
	Name:	Steven R. Mackey
	Title:	Executive Vice President and Secretary